Pricing supplement no. 650
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 91-I dated August 3, 2007*

Registration Statement No. 333-130051
Dated August 28, 2007
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$1,175,000** **19.60% Contingent Protection Notes Linked to the** **S&P GSCI™ Natural Gas Index Excess Return due August 29, 2008**

General

- The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the S&P GSCI™ Natural Gas Index Excess Return and be willing to lose some or all of their principal at maturity.

- The notes will pay 19.60% interest per year. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Ending Index Level and whether the Index closing level has declined from the Initial Index Level by more than the Protection Amount during the Monitoring Period, as described below.**

- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 29, 2008*.

- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Index: The S&P GSCI™ Natural Gas Index Excess Return (the "Index")

Interest Rate: **19.60% per annum**, paid quarterly and calculated on a 30/360 basis.

Protection Amount: **An amount that represents at least 35% of the Initial Index Level, subject to adjustments.**

Maturity Date: August 29, 2008*

Pricing Date: August 28, 2007

Settlement Date: On or about August 31, 2007

Observation Date: August 26, 2008*

CUSIP: 48123JZ69

Interest Payment Date: Interest on the notes will be payable quarterly in arrears on November 30, 2007, February 29, 2008, May 31, 2008 and the Maturity Date (each such date, an "Interest Payment Date"). See "Selected Purchase Considerations — Quarterly Interest Payments" in this pricing supplement for more information.

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index. You will receive $1,000 for each $1,000 principal amount note, plus any interest accrued and unpaid to the final Interest Payment Date, *unless*:

(1) the Ending Index Level is less than the Initial Index Level; *and*
(2) on any day during the Monitoring Period, the **Index closing level** has declined, as compared to the Initial Index Level, by more than the Protection Amount.

If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, a cash payment per $1,000 principal amount note calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You may lose some or all of your investment (other than accrued and unpaid interest) if the Ending Index Level is less than the Initial Index Level and the Index closing level has declined, as compared to the Initial Index Level, by more than the Protection Amount on any day during the Monitoring Period. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level as compared to the Initial Index Level.

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Index Return:
$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the Pricing Date, which was 4.844817.

Ending Index Level: The Index closing level on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 91-I.

Investing in the Contingent Protection Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 91-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Commissions (1)	Proceeds to Us
Per note	$1,000	$27	$973
Total	$1,175,000	$31,725	$1,143,275

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $27.00 per $1,000 principal amount note and will use a portion of those commissions to allow selling concessions to other dealers of $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-30 of the accompanying product supplement no. 91-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 28, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 91-I dated August 3, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 3, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 91-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 91-I dated August 3, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003329/e28161_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 19.60% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at a rate of 19.60% per year. Interest will be payable quarterly in arrears on November 30, 2007, February 29, 2008, May 31, 2008 and the Maturity Date to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the quarterly interest payment due in May 2008 shall be payable on June 2, 2008.

- **THE S&P GSCI™ NATURAL GAS INDEX EXCESS RETURN** — Your payment at maturity is linked to the S&P GSCI™ Natural Gas Index Excess Return. The S&P GSCI™ Natural Gas Index Excess Return is a sub-index of the S&P GSCI™. The S&P GSCI™ Natural Gas Index Excess Return reflects the excess returns that are potentially available through an unleveraged investment in the natural gas futures contracts included in the S&P GSCI™. The S&P GSCI™ is an index on a world-production weighted basket of principal non-financial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Ending Index Level does not decline from the Initial Index Level or the Index closing level does not decline, as compared to the Initial Index Level, by more than the Protection Amount on any day during the Monitoring Period. **However, if the Ending Index Level has declined from the Initial Index Level and the Index closing level on any day during the Monitoring Period has declined from the Initial Index Level by more than the Protection Amount, you could lose the entire principal amount of your notes at maturity (other than accrued and unpaid interest).**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 91-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of each coupon payable per $1,000 principal amount note, we intend to treat 26.37% as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to you prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or its underlying futures contracts. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 91-I dated August 3, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. Any loss of principal on the notes may offset or exceed any gain you may receive as interest payments under the notes. The payment at maturity will be based on the Ending Index Level and whether the Index closing level has declined from the Initial Index Level by more than the Protection Amount on any day during the Monitoring Period. If the Ending Index Level is less than the Initial Index Level and the Index closing level on at least one day during the Monitoring Period has declined, as compared to the Initial Index Level, by more than the Protection Amount, **you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Ending Index Level declines from the Initial Index Level. Accordingly, you may lose the entire principal amount of your notes (other than accrued and unpaid interest).**

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If on any day during the Monitoring Period, the Index closing level declines from the Initial Index Level by more than the Protection Amount, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Ending Index Level is less than the Initial Index Level by not more than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE INDEX** — Unless (i) the Ending Index Level is less than the Initial Index Level and (ii) on any day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the Index, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Index or other instruments linked to the Index during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS ON NATURAL GAS UNDERLYING THE INDEX** — As an owner of the notes, you will not have any rights that holders of exchange-traded futures contracts on natural gas underlying the Index may have.

- **HIGHER FUTURES PRICES OF COMMODITIES INCLUDED IN THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES** — As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Index have historically exhibited "contango" markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the Index and, accordingly, the amount payable at maturity of the notes.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on natural gas and non-natural gas commodities as well, the Index is comprised of contracts on only a portion of the physical commodities that are actively traded. As a result, price volatility in the contracts included in the S&P GSCI™ will likely have a greater impact on the Index than it would on the broader S&P GSCI™, and the Index individually will be more susceptible to fluctuations and declines in value of the commodities included in the Index. In addition, because the Index omits principal market sectors comprising the S&P GSCI™, it may be less representative of the economy and commodity markets as a whole and might therefore not serve as a reliable benchmark for commodity market performance generally.

- **NATURAL GAS PRICES ARE VOLATILE AND ARE AFFECTED BY NUMEROUS FACTORS** — Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (*e.g.*, hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level of the Index and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 91-I.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the note per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 5.00 and reflect the Protection Amount of 1.75 (which is equal to 35% of the Initial Index Level) and reflect the Interest Rate of 19.60% per annum. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Trigger Event Has Not Occurred (1)		Trigger Event Has Occurred (1)	
		Note Total Return	Total Payments over the Term of the Note	Note Total Return	Total Payments over the Term of the Note
9.00	80.00%	19.60%	$1,196.00	19.60%	$1,196.00
8.25	65.00%	19.60%	$1,196.00	19.60%	$1,196.00
7.50	50.00%	19.60%	$1,196.00	19.60%	$1,196.00
7.00	40.00%	19.60%	$1,196.00	19.60%	$1,196.00
6.50	30.00%	19.60%	$1,196.00	19.60%	$1,196.00
6.00	20.00%	19.60%	$1,196.00	19.60%	$1,196.00
5.50	10.00%	19.60%	$1,196.00	19.60%	$1,196.00
5.25	5.00%	19.60%	$1,196.00	19.60%	$1,196.00
5.00	0.00%	19.60%	$1,196.00	19.60%	$1,196.00
4.75	-5.00%	19.60%	$1,196.00	14.60%	$1,146.00
4.50	-10.00%	19.60%	$1,196.00	9.60%	$1,096.00
4.00	-20.00%	19.60%	$1,196.00	-0.40%	$996.00
3.50	-30.00%	19.60%	$1,196.00	-10.40%	$896.00
3.25	-35.00%	19.60%	$1,196.00	-15.40%	$846.00
3.00	-40.00%	N/A	N/A	-20.40%	$796.00
2.50	-50.00%	N/A	N/A	-30.40%	$696.00
2.00	-60.00%	N/A	N/A	-40.40%	$596.00
1.50	-70.00%	N/A	N/A	-50.40%	$496.00
1.00	-80.00%	N/A	N/A	-60.40%	$396.00
0.50	-90.00%	N/A	N/A	-70.40%	$296.00
0.00	-100.00%	N/A	N/A	-80.40%	$196.00

(1)   A "Trigger Event" has occurred if the Index closing level has declined, as compared to the Initial Index Level, by more than the Protection Amount on at least one day during the Monitoring Period.

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 5 to an Ending Index Level of 5.25. Because the Ending Index Level of 5.25 is greater than the Initial Index Level of 5, regardless of whether the Index closing level has declined, as compared to the Initial Index Level, by more than the Protection Amount on any day during the Monitoring Period, the investor receives total payments of $1,196 per $1,000 principal amount note over the term of the note, consisting of interest payments of $196 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 5 to an Ending Index Level of 3.25 (which reflects a decline of not more than the Protection Amount) and the Index closing level has not declined by more than the Protection Amount on any other day during the Monitoring Period. Even though the Ending Index Level is less than the Initial Index Level, because the Index closing level has not declined, as compared to the Initial Index Level, by more than the Protection Amount on any day during the Monitoring Period, the investor receives total payments of $1,196 per $1,000 principal amount note over the term of the note, consisting of interest payments of $196 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 5 to an Ending Index Level of 4 (which reflects a decline of not more than the Protection Amount), but the Index closing level has declined by more than the Protection Amount on at least one other day during the Monitoring Period. Because the Index closing level has declined, as compared to the Initial Index Level, by more than the Protection Amount on at least one day during the Monitoring Period and the Ending Index Level of 4 is less than the Initial Index Level of 5, the investor receives total payments of $996 per $1,000 principal amount note over the term of the note, consisting of interest payments of $196 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -20\%)] + \$196 = \$996$$

Example 4: The level of the Index decreases from the Initial Index Level of 5 to an Ending Index Level of 3. Because the Ending Index Level of 3 reflects a decline, as compared to the Initial Index Level of 5, of more than the Protection Amount, the investor receives total payments of $796 per $1,000 principal amount note over the term of the note, consisting of interest payments of $196 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -40\%)] + \$196 = \$796$$

Example 5: The level of the Index decreases from the Initial Index Level of 5 to an Ending Index Level of 0. Because the Ending Index Level of 0 reflects a decline, as compared to the Initial Index Level of 5, of more than the Protection Amount, the investor receives total payments of $196 per $1,000 principal amount note over the term of the note, consisting of interest payments of $196 per $1,000 principal amount note over the term of the notes and no additional payment at maturity, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$196 = \$196$$

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Natural Gas Index Excess Return based on the weekly Index closing level from January 4, 2002 through August 24, 2007. The Index closing level on August 28, 2007 was 4.844817. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of S&P GSCI™ Natural Gas Index Excess Return

Source: Bloomberg